Exhibit 6

[BROOKFIELD ASSET MANAGEMENT LETTERHEAD]

June 22, 2011

BRP Holdings Corp.

Dear Sirs/Mesdames:

We are writing further to our offer to sell shares of Brookfield Residential Properties Inc. that was accepted by you on June 17, 2011 (the “Offer”).  All capitalized terms used herein have the meanings given to them in the Offer.

On and subject to the terms and conditions hereinafter set forth, we irrevocably offer to amend the Offer by reducing the Purchase Price to US$9.64.    All other terms and conditions of the Offer are unamended and shall be read together with this amendment to the Offer, once accepted by you. The Offer is open for acceptance until July 6, 2011.

This amendment to the Offer may be accepted by your signing one or more counterparts hereof in the place indicated and returning the same to us at one of our officers not later than 5 p.m. on the 6th day of July, 2011 and if this Offer is not accepted in the foregoing manner and prior to the foregoing time the same shall become null and void.  This Offer and such acceptance shall together constitute a binding contract of purchase and sale and time shall be of the essence thereof.

Yours very truly,

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: Chief Financial Officer

A C C E P T A N C E

The undersigned hereby accepts the above Offer on the terms and conditions therein set forth.

DATED this       day of        , 2011.

BRP HOLDINGS CORP.

By:	/s/ Shane Pearson

Name: Shane Pearson
Title: Vice President and Secretary